Via Facsimile and U.S. Mail
Mail Stop 4720

October 19, 2009

Mr. Douglas Faggioli
President and Chief Executive Officer
Nature's Sunshine Products, Inc.
75 East 1700 South
Provo, UT 84606

> **Re:** **Nature's Sunshine Products, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 28, 2009**
> **File Number 000-08707**

Dear Mr. Faggioli:

We have completed our review of the above listed filing and have no further comments at this time.

Sincerely,

Jeff Riedler
Assistant Director